United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Seventh Generation Interfaith Inc.

NAME OF PERSONS RELYING ON EXEMPTION: Province of Saint Joseph of the Capuchin Order

ADDRESS OF PERSON RELYING ON EXEMPTION: 930 West State Street, Milwaukee WI 53233

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Date: April 3, 2023

To: Boeing Shareholders

Subject: Exempt Solicitation on Shareholder Proposal — Additional Report on Lobbying Activities (Item #7)

Contact: Robert Wotypka, OFM Cap, Province of Saint Joseph of the Capuchin Order

RECOMMENDATION:

The Province of Saint Joseph of the Capuchin Order is urging shareholders to vote FOR the shareholder proposal requesting an additional report on lobbying activities (Item 7 in the proxy statement) at the Boeing shareholder meeting on April 18, 2023.

RESOLVE:

The shareholders of Boeing request the preparation of a report, updated annually, disclosing:

•	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
•	Payments by Boeing used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
•	Boeing’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.
•	Description of management’s and the Board’s decision-making process and oversight for making payments described above.

The proposal is part of an ongoing investor campaign for greater corporate political spending and lobbying disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of Boeing shareholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to Boeing’s reputation and shareholder value.

2023 marks the tenth consecutive year that shareholders have filed this proposal. Reviewing the company’s opposition statements over a ten-year span, the company’s arguments against providing greater transparency and disclosure remain largely constant. Every year the company has rebutted this resolution by citing its performance on the CPA-Zicklin Index. Described below are reasons why this index does not fully address the resolution’s asks. Events involving our company over the ten years since first filing this resolution make transparency and disclosure of lobbying activities only more relevant and necessary.

Boeing needs to commit to corporate political responsibility by increasing its transparency through disclosing all of its third-party spending done to influence public policy. We will show support for this proposal is warranted because:

•	Reputation is an important component of shareholder value
•	Boeing’s current disclosures are inadequate
•	Dark money spending through trade associations and social welfare groups presents unknown risks; and
•	Boeing could easily provide details of its lobbying to investors.

Corporate Reputation Is an Important Component of Shareholder Value

•	Boeing’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage.
•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”[1] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[2]
•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[3]
•	Clearly, corporate reputation has significant impact on shareholder value.

Disclosure Gaps - Boeing Investors Need a Lobbying Report

•	Information on Boeing’s federal, state and international lobbying spending is difficult to obtain, limited and non-consolidated. Boeing fails to provide investors with a comprehensive lobbying report where they can learn relevant amounts spent on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of the company’s strategy and investor interests. Yet Boeing has a broad lobbying footprint.

1 “Link Between Corporate Reputation & Market Value Strengthens: Study,” Provoke Media, March 8, 2018, at: https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study.

2 “Unlocking the Value of Reputation,” Ipsos, May 2018, at: https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

3 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, at: https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Governance-Risk-Compliance/gx_grc_Reputation@Risk%20survey%20report_FINAL.pdf

Federal Lobbying – Boeing Spends Millions Each Year

•	Boeing spent $206,050,000 on federal lobbying from 2010-2022, and $26,620,000 in 2021 and 2022 alone. Since 1998, Boeing has spent more than $328 million on federal lobbying, making it the 9th largest spender during that time.[4]

•	Boeing retains 17 outside lobbying firms for federal lobbying.[5]

•	They have been described as “one of the US’s most powerful lobbyists[6] and “one of the biggest players in the Washington influence game.”[7]

•	Boeing has drawn scrutiny for “lobbying Congress to buy aircraft that we don’t need.”[8]

•	Yet Boeing fails to disclose its federal lobbying amounts to shareholders as requested.

•	The geographic proximity to the nation’s capital, having moved the corporate headquarters from Chicago to Arlington, Virginia, does not alleviate the necessity of increased disclosure.

State Lobbying – Information on Boeing’s Spending Difficult to Obtain

•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information across many states’ websites.[9]

•	Boeing fails to provide any details of its state lobbying expenditures as requested by the proposal. Boeing only provides investors links to five state websites for California, Florida, Missouri, Texas and Washington. This incomplete disclosure fails to provide the amounts, as requested. It also requires the user to look up Boeing’s reports. It also fails to provide links to other state Boeing lobbies in, including Arizona, Illinois, Oklahoma, Oregon and South Carolina.

•	Boeing’s state-level lobbying spending is likely significant. According to a 2017 study that looked at disclosures from the six states with the most robust reporting requirements, Boeing spent $1.3 million between 2012 and 2015.[10]

•	In California, Boeing spent $1.3 million from 2010 – 2022 on lobbying.[11]

International Lobbying

•	Boeing also lobbies abroad, spending between €800,000 – €899,000 on lobbying in Europe for 2021.[12]

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4 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a.

5 “Subject Matter signs Boeing,” Politico, March 22, 2023, at: https://www.politico.com/newsletters/politico-influence/2023/03/20/subject-matter-signs-boeing-00087950.

6 “Boeing’s 737 Max Fleet ‘Will Remain Grounded for Weeks,’” The Guardian, March 14, 2019, https://www.theguardian.com/world/2019/mar/14/ethiopian-airlines-boeing-737-max-black-boxes-arrive-paris, accessed March 18, 2019.

7 “Boeing a Major Lobbying Player on Capitol Hill,” CNN, March 13, 2019, https://www.cnn.com/2019/03/12/politics/boeing-capitol-hill-lobbying/index.html, accessed March 18, 2019.

8 “Navy admiral criticizes defense contractors over lobbying efforts,” The Hill, Aug. 3, 2021, at: https://thehill.com/business-a-lobbying/business-a-lobbying/566189-navy-admiral-criticizes-defense-contractors-over.

9 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513, accessed March 18, 2019.

10 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 30.

11 https://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1146240&view=activity&session=2021.

12 https://ec.europa.eu/transparencyregister/public/consultation/displaylobbyist.do?id=62505293737-81.

•	Boeing recently hired IBM’s lobbyist to be its “EU and NATO lobbying chief” and sent another veteran lobbyist to Brussels.[13]
•	Boeing has attracted scrutiny for funding the EU Reporter, described as “EU lobbying dressed up as journalism.” EU Reporter reportedly presents its coverage as straight news — with rarely an indication that a company or government paid for, or was associated with, the articles. And when the publication’s articles touch on one of its clients, that coverage is frequently positive.[14]

The Company We Keep: Boeing Does Not Provide Comprehensive Dark Money Disclosure

•	Shareholder proposals for lobbying disclosure capture dark money spending where there are no limits on what a company can give, whether through trade associations (TAs) or social welfare group (SWGs). While corporate donations to politicians and traditional PACs have strict limits, their payments to TAs and 501(c)(4) SWGs have no restrictions, meaning companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity.

•	Undisclosed company payments/dark money lobbying by trade associations and social welfare groups may be “at least double what is being reported.”[15] In 2017, TAs and SWGs spent $535 million on disclosed lobbying and $675 million on unregulated efforts to influence public policy, including strategic consulting, broadcast advertising, media relations, social media posts, polling and funding for astroturf campaigns.

Boeing’s Trade Association Blind Spot, Disclosure Lags Peers

•	Boeing’s disclosures of its participation and memberships in Trade Associations is limited, lacking details on payments and the portions used for lobbying, alignment with corporate priorities, and process and engagement.
•	Corporations make payments to trade associations that are used lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.8 billion since 1998.[16]

•	Boeing shareholders face a trade association blind spot, as Boeing fails to disclose a closed limit for its trade association payments. Its 2021 trade association disclosure notes Boeing belonged to 13 trade associations which received more than $50,000 in dues.[17] All a reader can tell from this is that these organizations received over $50,000. There is no way for a reader to know whether these trade associations received $50,001, $500,000 or $5,000,000 in dues. Not knowing is a problem for shareholders. It is also unclear whether this disclosure captures payments in addition to dues made to trade associations, or the portions of these payments used for lobbying.

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13 “Defense lobbyists send their big guns to Brussels,” Politico, March 23, 2023, at: https://www.politico.eu/article/defense-policy-lobby-european-union/.

14 “Dark news: The murky world of undercover EU lobbying,” Politico, Sept. 15, 2021, at: https://www.politico.eu/article/brussels-eu-media-peddling-undisclosed-influence/.

15 “Business Group Spending on Lobbying in Washington at Least Double What’s Publicly Reported,” The Intercept, Aug. 6, 2019, at: https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

16 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a

17 https://www.boeing.com/resources/boeingdotcom/company/key_orgs/pdf/Trade_Association_Disclosure_2021.pdf

•	For example, Boeing belongs to the Aerospace Industries Association of America, Business Roundtable, National Association of Manufacturers and US Chamber Commerce, which together spent $112,360,000 on lobbying for 2021. Yet all a reader can tell is that Boeing gave each of these groups more than $50,000 and they used 20 to 60 percent of Boeing’s dues for lobbying. Did Boeing give the Chamber $100,000 with $25,000 used for lobbying, $1,000,000 with $250,000 used for lobbying, or $5,000,000 and $1,250,000 for lobbying? Without disclosing the amounts, there is no way to know. A reader cannot tell if Boeing is making very large payments which are being used to influence public policy.
•	Boeing’s incomplete third-party disclosure lags many of its peer group members which are providing disclosure of their trade association and social welfare group payments and the amounts used for lobbying. This group includes 3M, AT&T, Chevron, Cisco, ExxonMobil, Honeywell, Intel, Lockheed Martin, Microsoft, Northrop Grumman, Procter & Gamble and Raytheon.[18]

Trade Association Lobbying Misalignments Create Reputational Risk

•	We believe Boeing’s trade association memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying by its trade associations contradicts Boeing’s public position, including on climate, voter rights and taxes.

•	Boeing notes the issue of sustainability alignment with its environmental goals and commitments could harm its reputation. In its 2022 10-K, Boeing notes “in alignment with our sustainability priorities, we establish and publicly announce goals and commitments to improve our environmental performance, such as our recent operational goals in areas of GHG emissions, energy, water and waste. If we fail to achieve or improperly report on our progress toward achieving our sustainability goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.”[19]

•	We are concerned that Boeing’s lack of disclosure presents reputational risk when its lobbying contradicts company public positions or takes controversial positions. For example:

o	Boeing believes in addressing climate change,[20] yet the Business Roundtable lobbied against the Inflation Reduction Act[21] and the Chamber of Commerce opposed the Paris climate accord.[22]

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18 Intel, Procter & Gamble and Raytheon disclose their trade association and social welfare group payments, as well as the portions used for lobbying. Cisco, Microsoft and Northrop Grumman disclose their trade association payments, as well as the portions used for lobbying. AT&T, Chevron and ExxonMobil disclose their trade association and social welfare group payments used for lobbying. 3M, Honeywell and Lockheed Martin disclose their trade association payments used for lobbying.

19 Boeing 2022 10-K, p. 15.

20 http://www.boeing.com/principles/environment/report/index.page

21 “How a top US business lobby promised climate action – but worked to block efforts,” The Guardian, Aug. 19, 2022, at: https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable.

22 “Paris Pullout Pits Chamber Against Some of Its Biggest Members,” Bloomberg, June 9, 2017, at: https://www.bloomberg.com/news/articles/2017-06-09/paris-pullout-pits-chamber-against-some-of-its-biggest-members

o	Boeing signed a statement opposing state voter restrictions, yet the Chamber lobbied against the For the People Act.[23]
o	While Boeing has previously drawn scrutiny for avoiding federal taxes,[24] the Chamber and the Business Roundtable lobbied against raising corporate taxes to fund health care, education and safety net programs.[25]
o	This track record of Boeing’s trade associations acting in contrast to the Company’s stated values and positions heighten its reputational risk. Without more comprehensive disclosure, shareholders cannot determine whether Boeing is effectively able to prevent Company funds from being used for lobbying efforts contrary to the Company's and shareholders’ objectives and long-term interests.

Social Welfare Groups are “Perfect Entity to Receive a Bribe”

•	Boeing’s disclosure notably leaves out SWGs (501(c)(4) organizations), entities which can engage in lobbying.

•	FirstEnergy’s trial over $60 million of dark-money payments led a prosecutor to note that a social welfare group is “a perfect entity to receive a secret bribe.”[26]

•	The dark money scandal at FirstEnergy illustrates why investors need disclosure of SWG spending to prevent reputational, regulatory and financial damage. FirstEnergy agreed to pay $230 million for funneling $60 million through a dark money SWG group called Generation Now that was used for bribery in Ohio.[27]

•	Boeing supports controversial “dark money” social welfare organizations like the American Action Network.[28] American Action Network recently drew attention for targeting Democratic lawmakers with a $2 million ad campaign making “false claims that Biden will cut Medicare.”[29]

Boeing’s Trade Association Ties to American Legislative Exchange Council

•	Boeing does not belong to the American Legislative Exchange Council. However, Boeing is represented at ALEC by its trade associations. For example, the Chamber is a member, serving on ALEC’s Private Enterprise Advisory Council.[30] And the National Association of Manufacturers previously sat on the Private Enterprise Advisory Council as well.

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23 Watchdog group launches campaign pressuring companies to leave Chamber of Commerce over voting rights, The Hill, May 20, 2021, at: https://thehill.com/business-a-lobbying/business-a-lobbying/554430-watchdog-group-launches-campaign-to-pressure?rl=1.

24 “Boeing Paid Tax Rate of 8.4% in Previous Decade, But Trump to Speak About Why It Needed His Corporate Tax Cut,” Institute on Taxation and Economic Policy, March 14, 2018, at: https://itep.org/boeing-paid-tax-rate-of-8-4-in-previous-decade-but-trump-to-speak-about-why-it-needed-his-corporate-tax-cut/.

25 “Corporate America launches massive lobbying blitz to kill key parts of Democrats’ $3.5 trillion economic plan,” Washington Post, Aug. 31, 2021, at: https://www.washingtonpost.com/us-policy/2021/08/31/business-lobbying-democrats-reconciliation/.

26 “Ohio Republicans accused of taking $60m in bribes as corruption trial opens,” The Guardian, Jan. 24, 2023, at: https://www.theguardian.com/us-news/2023/jan/23/ohio-republican-larry-householder-corruption-trial.

27 https://apnews.com/article/business-government-and-politics-ohio-a4dd75020561d8b533fdabcb98a0a350.

28 “Boeing’s Political Ties and the Decision to Ground the 737 Max,” New York Times, March 15, 2019, at: https://www.nytimes.com/2019/03/15/opinion/boeing-crash-contractor-trump.html.

29 “Dark money group targets House Democrats with false claims that Biden will cut Medicare,” American Independent, March 6, 2023, at: https://americanindependent.com/dark-money-american-action-network-house-democrats-joe-biden-medicare-ads/.

30 https://www.alec.org/group/private-enterprise-advisory-council-2/

•	ALEC has been attacking “woke capitalism”[31] It has drafted two “anti-ESG” model legislation bills.[32] ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights. ALEC has also attracted attention for “numerous ties to the Capitol insurrection and Big Lie” challenging the validity of the election results,[33] as well as promoting voter suppression[34] and critical race theory.[35]

Boeing’s Opposition Statement is Inaccurate and Inadequate

•	Boeing continues to claims this proposal is unnecessary.
•	Boeing claims it is “deeply committed to political transparency,” yet it opposes this proposal asking for lobbying transparency.
•	Boeing continues to discuss a high ranking for political contributions disclosure, yet this proposal is asking for lobbying disclosure. It is disingenuous and misleading for our company to confuse this point year after year. Boeing’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure.
•	CPA-Zicklin, to address companies using the index as a bulwark against lobbying disclosure and transparency, issued a “purpose and misuse statement” in 2022. The statement reads: “The Index does not make a value judgment on a company’s political spending or alignment with its publicly stated values and does not cover company lobbying spending or activities” (emphasis added).[36]
•	We applaud the company for its performance on the CPA-Zicklin Index, but it is akin to responding to a cardiologist’s concern about a patient’s high blood pressure by pointing to an ophthalmologist stating there is no need for new lenses. These are separate issues. Boeing states it is listed as a “trendsetter” for political contributions disclosure. For lobbying disclosure, Boeing is a laggard among its peers.

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31 “Abandoning Free Market and Liberty Principles, ALEC Takes on ‘Woke Capitalism,’ Bodily Autonomy, and More at Its Annual Meeting,” Center for Media and Democracy, July 27, 2022, at: https://www.exposedbycmd.org/2022/07/27/abandoning-free-market-and-liberty-principles-alec-takes-on-woke-capitalism-bodily-autonomy-and-more-at-its-annual-meeting/.

32 “ALEC Eyes Sweeping Government Blacklists,” Center for Media and Democracy, Nov. 10, 2022, at: https://www.exposedbycmd.org/2022/11/10/alec-eyes-sweeping-government-blacklists/.

33 “ALEC’s Numerous Ties to the Capitol Insurrection and ‘Big Lie,’” Center for Media and Democracy, Jan. 27, 2021, at: https://www.exposedbycmd.org/2021/01/27/alecs-numerous-ties-to-the-capitol-insurrection-and-big-lie/

34 “CMD Joins 300+ Groups in Call for Companies to Quit ALEC Over Voter Suppression Bills,” Center for Media and Democracy, June 14, 2021, at: https://www.exposedbycmd.org/2021/06/14/cmd-joins-300-groups-in-call-for-companies-to-quit-alec-over-voter-suppression-bills/.

35 “Critical Race Theory Gives Business Leaders Yet Another Reason to Quit ALEC,” Triple Pundit, July 21, 2021, at: https://www.triplepundit.com/story/2021/critical-race-theory-alec/725786.

36 “Center for Political Accountability Statement on the CPA-Zicklin Index, What It Benchmarks and Its Purpose” at: https://www.politicalaccountability.net/wp-content/uploads/2022/06/CPA-Zicklin-Index-Purpose-and-Misuse-Statement-6.27.22.pdf

•	Boeing “believes that a proposal seeking an additional report containing much of the same data we already disclose would not add value to shareholders, yet would result in the expenditure of additional resources by the Company.” The claim a report would result in expenditures of additional resources is misleading. Other companies are able to provide this information shareholders. Peer ExxonMobil puts out an annual lobbying report[37] capturing federal, state and grassroots lobbying and including all of its payments to third parties used for lobbying, showing this can be done.[38] If Exxon can put out a report, so can companies like Boeing.
•	Boeing is required to report its federal and state lobbying, knows what its pays trade associations and social welfare groups, and has all of this information. It could be readily provided to shareholders in a single report at minimal expense.

***

Conclusion

Last year’s proxy had an entire section devoted to “Rebuilding Trust.” We believe that lobbying disclosure is low-hanging fruit pursuing that endeavor,

We encourage all interested investors to take a look at Boeing’s existing disclosures and assess: do they currently provide you with a clear idea of how and where the company is lobbying; to what end and with what efficacy; and how are those activities aligned with your interests? Could you cite a number that represents how much the company has spent on influencing public policy, directly or indirectly, and with what partners, and on what issues? Beyond its activities in the US, do you have a clear understanding of how the company attempts to impact policies in non-US jurisdictions?

If you find that the company’s current level of transparency and disclosure is not sufficient to address these matters, we ask you to vote in support of this proposal.

Lobbying Transparency: What Gets Disclosed Gets Managed.

What we have argued are Boeing’s inadequate lobbying disclosure practices highlight the critical need for the Company to improve its lobbying disclosures, and increase transparency around its lobbying policies, procedures and spending details.

•	If Boeing has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and shareholders’ best interests.
•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and Boeing’s best interests, which can be protective of our investment now and in the future.

For all of the above reasons, we urge shareholders to vote FOR Item 7, the shareholder proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

Robert Wotypka, OFM Cap.

Corporate Responsibility Agent

Province of Saint Joseph of the Capuchin Order

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37 https://corporate.exxonmobil.com/-/media/global/files/policy/lobbying/exxonmobil-2021-lobbying-report.pdf.

38 “Exxon Mobil’s lobbying report sets benchmark, ESG advocates say,” Roll Call, March 10, 2022, at: https://rollcall.com/2022/03/10/exxon-mobils-lobbying-report-sets-benchmark-esg-advocates-say/.

NOTE: This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Province of Saint Joseph of the Capuchin Order (POSJ) is not able to vote your proxies, nor does this communication contemplate such an event. POSJ urges shareholders to vote for Item 7 following the instructions provided on management's proxy mailing.